Exhibit 99.1

CRONOS GROUP INC.

(the “Corporation”)

Report of Voting Results

Annual and Special Meeting of Shareholders

held on Thursday, June 28, 2018

In accordance with Section 11.3 of National Instrument 51-102, this is a report on the matters put to a vote at the Corporation’s Annual and Special Meeting of Shareholders held on Thursday, June 28, 2018.

	Voted For	% Voted For	Withheld from Voting	% Withheld from Voting
1. Election of Directors – Elected
Each of the nominees for election as a director of the Corporation listed in the management proxy circular dated May 28, 2018 was elected to serve as a director of the Corporation until the next Annual Meeting of Shareholders or until his successor is are elected or appointed, subject to the provisions of the Corporation’s by-laws. The vote was conducted by ballot.

Jason Adler	55,812,136	99.75%	137,370	0.25%
Michael Coates	55,794,005	99.72%	155,501	0.28%
Alan Friedman	55,771,697	99.68%	177,809	0.32%
Michael Gorenstein	55,665,435	99.49%	284,071	0.51%
James Rudyk	55,414,620	99.04%	534,886	0.96%

	Voted For	% Voted For	Withheld from Voting	%Withheld from Voting*
2. Appointment of Auditors – Passed	90,776,321	98.98%	933,584	1.02%
KPMG LLP was appointed auditor of the Corporation and the directors were authorized to fix the remuneration of the auditors of the Corporation. The vote was conducted by a show of hands and proxies were received as follows:

	Voted For	% Voted For	Voted Against	% Voted Against
3. Approval of By-Law No. 5 – Passed	53,880,090	97.88%	1,168,120	2.12%
The ordinary resolution ratifying and confirming the repeal of By-Law No. 3 and By-Law No. 4 of the Corporation and confirming and approving By-Law No. 5 of the Corporation set out on page 12 of the Corporation’s Management Information Circular dated as of May 28, 2018 was adopted. The vote was conducted by a show of hands and proxies were received as follows:

	Voted For	% Voted For	Voted Against	% Voted Against
4. Approval of the 2018 Option Plan - Passed	54,554,435	99.10%	493,775	0.90%
The ordinary resolution approving the Corporation’s 2018 Stock Option Plan set out on pages 16 and 17 of the Corporation’s Management Information Circular dated as of May 28, 2018 was approved. The vote was conducted by a show of hands and proxies were received as follows:

DATED at Toronto this 28th day of June, 2018.

CRONOS GROUP INC.

By:	(signed) “Xiuming Shum”
Xiuming Shum
General Counsel and Corporate Secretary